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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Fording Canadian Coal Trust

(Name of Issuer)

Trusts Units

(Title of Class of Securities)

345425102

(Cusip Number)

N. Allen Maydonik
Luscar Ltd.
1600 Oxford Tower
10235 - 101 Street
Edmonton, Alberta, T5J 3G1
(780) 420-5880

James J. Junewicz
Mayer, Brown, Rowe & Maw
190 South LaSalle Street
Chicago, Illinois 60603
(312) 782-0600

Geoffrey D. Creighton
Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario, Canada M5K IN2
(416) 865-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102

1.	Name of Reporting Person: Luscar Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,979,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,979,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,979,000 units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): CO

2

Preliminary Statement
On October 21, 2002, Sherritt International Corporation ("Sherritt") and Ontario Teachers' Pension Plan Board ("Teachers") announced a joint bid for the shares of Fording Inc., the predecessor of Fording Canadian Coal Trust ("Fording"). On January 12, 2003, Sherritt Teachers, Teck Cominco Limited ("Teck"), Westshore Terminals Income Fund ("Westshore"), and Fording Inc. signed a Combination Agreement (the "Combination Agreement") pursuant to which, among other things, Fording Inc. agreed to propose for shareholder approval the conversion of Fording Inc. into an income trust formed under Canadian law (the "Plan of Arrangement") and Sherritt and Teachers agreed to withdraw their joint bid. Also pursuant to the Combination Agreement, Sherritt and Teachers agreed to withdraw their joint bid. Also pursuant to the Combination Agreement, Sherritt and Teachers agreed to cause Luscar Ltd. ("Luscar") to transfer to Fording certain metallurgical assets and interests in Neptune Bulk Terminals (Canada) Ltd. in exchange for the issuance of Fording units to Luscar. On February 19, 2003, the shareholders of Fording Inc. approved the Plan of Arrangement. On February 28, 2003, the Combination Agreement was consummated and, as a result, the shares of Fording Inc. were exchanged for units in Fording. This Schedule 13D relates to the securities acquired in that transaction.

Item 1.	Security and Issuer
This Schedule 13D relates to the trust units of Fording Canadian Coal Trust, a trust organized under the laws of the province of Alberta, Canada. The principal executive offices of Fording are located at Suite 1000, 205 - 9th Avenue SE, Calgary, Alberta, Canada T2G 0R4.

Item 2.	Identity and Background
(a)-(c) Luscar is an Alberta, Canada corporation, the principal business of which is coal production. Luscar is a wholly owned subsidiary of Luscar Coal Ltd., an Alberta, Canada corporation which is a wholly owned subsidiary of Luscar Coal Income Fund, an open-ended trust established under the laws of Alberta, Canada, which is in turn a wholly owned subsidiary of Luscar Energy Partnership, a general partnership formed under the laws of Ontario, Canada. The principal office address of Luscar Coal Ltd. is 1600 Oxford Tower, 10235 - 101 Street, Edmonton, Alberta, Canada T5J 3G1. The principal office and business address of Luscar Coal Income Fund and Luscar Energy Partnership is 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7. The principal business of each of Luscar Coal Ltd., Luscar Coal Income Fund and Luscar Energy Partnership is to act as a holding company.

     Luscar Energy Partnership's partners are Luscar Energy Holdings Ltd., an Ontario, Canada corporation and wholly owned subsidiary of Sherritt and OTPPB SCP Inc., an Ontario, Canada corporation and wholly owned subsidiary of Teachers. The principal office address of Luscar Energy Holdings Ltd. is 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7 and the principal office address of OTPPB SCP Inc. is 5650 Yonge Street, 5th Floor, Toronto, Ontario, Canada M2M 4H5. Luscar Energy Holdings Ltd. is a holding company. The principal business of OTPPB SCP Inc. is to make investments that are authorized for pension plans under the laws of the Province of Ontario, Canada.

     Sherritt is a New Brunswick, Canada corporation, the principal business of which is diversified natural resources. The principal office address of Sherritt is 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7. Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario, Canada M2M 4H5.

     The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Luscar, Sherritt and Teachers is set forth in Schedule A hereto and is incorporated herein by reference.

     (d) Neither Luscar nor, to the best of Luscar's knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Luscar nor, to the best of Luscar's knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the directors and the executive officers of Luscar, Sherritt and Teachers is listed on Schedule A hereto.

3

Item 3.	Source and Amount of Funds or Other Consideration
Pursuant to the Plan of Arrangement, Luscar received 2,979,000 units of Fording in exchange for Luscar’s contribution to Fording of certain metallurgical coal assets and related port facilities.

Item 4.	Purpose of Transaction
Luscar holds the units for investment purposes. Depending on market conditions and other factors, Luscar may in the future acquire additional units, or options or other derivative securities related to the units, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its units, or options or other derivative securities related to the units, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

Except as set forth above in this item, Luscar currently has no plans or proposals that relate to or that would result in the occurrence in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, Luscar reserves the right from time to time to formulate plans or proposals regarding Fording or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 5.	Interest in Securities of the Issuer
(a) Luscar may be deemed to beneficially own 2,979,000 units representing approximately 6.4% of the units outstanding as of February 28, 2003.

As of the date of this Schedule 13D, Robert Bertram, Executive Vice President, Investments of Teachers, as well as President and Director of OTPPB SCP Inc., beneficially owns 83 units. Luscar, Teachers, Sherritt and OTPPB SCP Inc. disclaim beneficial ownership of any securities of Fording beneficially owned by Robert Bertram. Robert Bertram disclaims beneficial ownership of any securities of Fording beneficially owned by Luscar, Teachers, Sherritt and OTPPB SCP Inc.

     (b) Luscar, Sherritt and Teachers may be deemed to share voting and dispositive power over the 2,979,000 units owned by Luscar.

     (c) Luscar has not effected any transactions in the units in the past sixty days, other than in connection with the Plan of Arrangement.

      (d) To the knowledge of Luscar, no other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the units discussed in this Schedule 13D.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
Each of Sherritt and Teachers is party to separate Governance Agreements with Fording and 4123212 Canada Ltd., dated February 28, 2003, pursuant to which each of Sherritt and Teachers has the right, which it shares with the other, to nominate a trustee of Fording, and Fording will use all reasonable efforts to cause the election by the Unitholders of such nominee. This shared right to nominate a trustee is contingent upon, among other things, Sherritt and Teachers delivering to Fording (and not revoking) a proxy to vote for all persons nominated by Fording. If either loses its right to nominate a trustee due to failure to deliver a proxy or revocation of a proxy, then after such time, it will vote only for the nominees for trustee nominated by Westshore and Teck (who are subject to similar governance agreements) and, in respect of the remaining vacancies, such other nominees as it may determine, provided each is not an insider of any of Sherritt, Teachers, Teck or Westshore and each qualify as an "unrelated director" (as defined in the corporate governance guidelines of the Toronto Stock Exchange) of Sherritt, Teachers, Teck, Westshore and Fording. Copies of the Governance Agreements are included as Exhibit 1 and Exhibit 2 to this Schedule 13D and incorporated by reference herein. The description of the Governance Agreements in this Schedule 13D is qualified in its entirety by reference to the full text of the Governance Agreements.

Except as set forth above, neither Luscar nor, to the best of Luscar's knowledge, any of the entities or persons listed on Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding any securities of Fording, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Governance Agreement among Fording Canadian Coal Trust and 4123212 Canada Ltd. and Sherritt International Corporation, dated February 28, 2003.

Exhibit 2	Governance Agreement among Fording Canadian Coal Trust and 4123212 Canada Ltd. and Ontario Teachers' Pension Plan Board, dated February 28, 2003, incorporated by reference from Teachers' Schedule 13D filed March 10, 2003.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2003

Company Name

LUSCAR LTD.

By:	/s/ N. Allen Maydonik
Name:	N. ALLEN MAYDONIK, Q.C., VICE PRESIDENT
Title:	GENERAL COUNSEL & CORPORATE SECRETARY

5

Page 6 of 11 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

Schedule A

Executive Officers, Controlling Persons and Directors of Luscar

		Principal Occupation or	Country of
Name	Business Address	Employment	Citizenship

Dennis Maschmeyer (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	President and Chief Executive Officer of Sherritt	Canada
Samuel W. Ingram, Q.C	1133 Yonge Street,	Senior Vice President, General	Canada
(Director)	Toronto, Canada M4T 2Y7	Counsel and Corporate Secretary of Sherritt
Patrice Merrin Best (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Executive Vice President and Chief Operating Officer of Sherritt	Canada
Jowdat Waheed (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President and Chief Financial Officer of Sherritt	Canada
Reg L. Toliver	1600 Oxford Tower	Chief Executive Officer,	Canada
	10235 — 101 Street	President of Luscar and Luscar
	Edmonton, Alberta,	Coal Ltd.
T5J 3G1
N. Allen Maydonik, Q.C	1600 Oxford Tower	Vice President, General	Canada
	10235 — 101 Street	Counsel and Corporate
	Edmonton, Alberta,	Secretary of Luscar Coal Ltd.
	T5J 3G1	and Luscar
Joseph Bronneberg	1600 Oxford Tower	Vice President, Finance	Canada
10235 — 101 Street
Edmonton, Alberta,
T5J 3G1
Howard M. Ratti	1600 Oxford Tower	Vice President, Mountain Mines	Canada
	10235 — 101 Street	and Engineering
Edmonton, Alberta,
T5J 3G1
Robert W. Bell	1600 Oxford Tower	Vice President, Marketing	Canada
10235 — 101 Street
Edmonton, Alberta,
T5J 3G1
Ron A. Kusters	1600 Oxford Tower	Vice President, Prairie Mines	Canada
10235 — 101 Street
Edmonton, Alberta,
T5J 3G1
George White	1600 Oxford Tower	Vice President, Corporate	Canada
	10235 — 101 Street	Development
Edmonton, Alberta,
T5J 3G1

Page 7 of 11 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

Executive Officers, Controlling Persons and Directors of Sherritt

		Principal Occupation or	Country of
Name	Business Address	Employment	Citizenship

Ian Delaney	1133 Yonge Street,	Chairman of Sherritt	Canada
(Director)	Toronto, Canada M4T 2Y7
Dennis Maschmeyer (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	President and Chief Executive Officer of Sherritt	Canada
Daniel P. Owen (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, Molin Holdings Ltd.	Canada
Rupert Pennant-Rea (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, The Stationery Office Group Ltd.	United Kingdom
Sir Patrick Sheehy (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, Perpetual Income & Growth Investment Trust plc	United Kingdom
Patrice Merrin Best	1133 Yonge Street, Toronto, Canada M4T 2Y7	Executive Vice President and Chief Operating Officer of Sherritt	Canada
Michael E. Chalkley	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, Metals	United Kingdom
Barry Hatt	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, Oil and Gas Explorations	Canada
Samuel W. Ingram, Q.C	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, General Counsel and Corporate Secretary	Canada
Jowdat Waheed	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President and Chief Financial Officer	Canada

Page 8 of 11 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

Executive Officers, Controlling Persons and Directors of Teachers

	Residence or Business	Principal Occupation or	Country of
Name	Address	Employment	Citizenship

Claude Lamoureux	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	President and Chief Executive Officer of Teachers	Canada
Robin Korthals	Royal Trust Tower	Chair	Canada
(Chairperson)	Toronto Dominion Centre
77 King Street West
Suite 4545
Toronto, Ontario
M5K 1K2
Ann Finlayson	440 Markham Street	Self-employed journalist,	Canada
(Director)	Toronto, Ontario	speaker, freelance editor and
	M6G 2L2	consultant
Lucy Greene	1736 Caughey Lane	Retired Human Resources	Canada
(Director)	Penetang, Ontario	Executive for Sun Life
	L9M 1X4	Assurance Company of Canada
Gary Porter	820-439 University Ave	Self-employed Chartered	Canada
(Director)	Toronto, Ontario	Accountant
M5G 1Y8
Ralph Lean, Q.C	Cassels Brock & Blackwell	Corporate & Commercial Lawyer	Canada
(Director)	40 King Street West
Suite 2200
Toronto, Ontario
M5H 3C2
John S. Lane, C.F.A	77 Dawlish Avenue	Retired Senior Vice President,	Canada
(Director)	Toronto, Ontario	Investments Sun Life Assurance
	M4N 1H2	Company of Canada
Guy Matte (Director)	7083 Notre-Dame	Former Executive Director of	Canada
	Orleans, Ontario	the Association des
	K1C IJI	enseignantes et des enseignants franco-ontariens
J. Douglas Grant	257 Rosedale Heights Drive	Chairperson, Sceptre Investment	Canada
(Director)	Toronto, Ontario	Counsel Limited
M4T 1C7

Page 9 of 11 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

	Residence or Business	Principal Occupation or	Country of
Name	Address	Employment	Citizenship

Thomas O’Neill	33 Geraldine Court	Former Chairperson, PwC Consulting	Canada
(Director)	Don Mills, Ontario M3A 1N2
Robert Bertram	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Executive Vice President, Investments of Teachers	Canada
Allan Reesor	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Executor Vice President, Member Services and Chief Information Officer of Teachers	Canada
John Brennan	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Human Resources and Public Affairs of Teachers	Canada
Andrew Jones	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Finance of Teachers	Canada
Peter Maher	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Audit Services of Teachers	Canada
Roger Barton	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, General Counsel and Secretary of Teachers	Canada
Rosemarie McClean	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Client Services of Teachers	Canada
Morgan McCague	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Quantitative Investments of Teachers	Canada
Marcus Dancer	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Quantitative Investments of Teachers	Canada
Neil Petroff	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Fixed Income, International Equities and Foreign Exchange of Teachers	Canada

Page 10 of 11 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

	Residence or Business	Principal Occupation or	Country of
Name	Address	Employment	Citizenship

Brian Gibson	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Active Equities of Teachers	Canada
Dean Metcalf	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers	Canada
Leo de Bever	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Research & Economics of Teachers	Canada
Russ Bruch	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Research & Economics of Teachers	Canada
Phil Nichols	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, MIS Member Services of Teachers	Canada
Sean Rogister	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Fixed Income of Teachers	Canada
Barbara Zvan	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Asset Mix & Risk Management, Research & Economics of Teachers	Canada
Wayne Kozun	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, TAA & Real Return, Research & Economics of Teachers	Canada
Bruce Ford	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, International Equity Indices & Foreign Exchange	Canada
Jim Leech	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Merchant Banking of Teachers	Canada
Mark MacDonald	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers	Canada

Page 11 of 11 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

	Residence or Business	Principal Occupation or	Country of
Name	Address	Employment	Citizenship

Ron Mock	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Alternative Investments of Teachers	Canada
Lee Sienna	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers	Canada
Zev Frishman	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, International Equities of Teachers	Canada
Rosemary Zigrossi	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Venture Capital of Teachers	Canada